VOTE FOR OUR MERGER ON THE WHITE PROXY

[Logo of Cohoes Bancorp, Inc.]              [Logo of Hudson River Bancorp, Inc.]



July 28, 2000


Dear Shareholders:

WE ARE BUILDING A BETTER COMPANY AND A MORE VALUABLE INVESTMENT FOR OUR SHAREHOLDERS.


          ------------------------------------------------------------
          |                                                          |
          |           OUR COMBINED COMPANIES WILL FEATURE:           |
          |                                                          |
          |    o    $1.8 billion in assets and growing               |
          |                                                          |
          |    o    $289 million in capital                          |
          |                                                          |
          |    o    16% increase in earnings per share for Cohoes    |
          |         shareholders                                     |
          |                                                          |
          |    o    13% increase in earnings per share for Hudson    |
          |         River shareholders                               |
          |                                                          |
          ------------------------------------------------------------


Cohoes' and Hudson River's stock prices continue to increase. Cohoes is up over 37% and Hudson River is up over 17% since December 31, 1999.

With our merger, we are creating tremendous value for our shareholders.

         We will continue stock repurchases.

              We will increase earnings per share.

                   We will continue increasing cash dividends.

                         ------------------------------


THE TRUSTCO PROPOSAL WILL NEVER BE COMPLETED BECAUSE...

o    It is subject to 11 conditions, some of which cannot be satisfied.

o It offers an overvalued stock. TrustCo trades at 4 times book value. Their stock price has dropped 18% since December 31, 1998 and 8% since December 31, 1999. We believe there is no upside potential in their stock.

o The offer is at a ridiculously cheap price. TrustCo is trying to steal our companies.

o TrustCo has failed to complete an acquisition in 9 years; during a period of significant merger activity. They are desperate to break up our powerhouse merger.

o They benefit at your expense. Cohoes shareholders would lose over $9 per share and Hudson River shareholders would lose over $6 per share in tangible book value if combined with TrustCo.

All signs point to the fact that TrustCo does not really want to buy our companies; they simply want to destroy our merger and any competition.

                          ----------------------------

We, the directors of Cohoes and Hudson River, unanimously urge you to COMPLETE, SIGN, DATE AND RETURN the white proxy (enclosed) voting FOR the Cohoes/Hudson River merger.

Please discard any gold or green proxies you receive. Even if you have already returned your proxy, we urge you to return the enclosed one. We have been advised to collect as many individual proxies as we can from you because only the latest dated proxy counts and some proxies get lost in the mail.

We greatly appreciate your continued loyalty and assure you that we will always do our best to maximize your investment.

 /s/ Harry L. Robinson                      /s/ Carl A. Florio
------------------------------             ------------------------------
Harry L. Robinson                          Carl A. Florio
President and Chief Executive Officer      President and Chief Executive Officer
Cohoes Bancorp, Inc.                       Hudson River Bancorp, Inc.

                                  Our Directors

Arthur E. Bowen          Peter G. Casabonne   Stanley Bardwell, M.D. William E. Collins
Michael L. Crotty        Chester C. DeLaMater Joseph H. Giaquinto    Marilyn A. Herrington
Frederick G. Field, Jr.  Duncan S. MacAffer   William H. Jones       Joseph W. Phelan
J. Timothy O'Hearn       R. Douglas Paton     Marcia M. Race         Earl Schram, Jr.
Walter H. Speidel        Donald A. Wilson

                                 VERY IMPORTANT

IF you have any  questions  about HOW to vote  "FOR"  the  Cohoes  Hudson  River
Merger, please call our proxy solicitor, Regan & Associates, Inc. at (800) 737-3426.

As a general rule, our "WHITE" proxy should be returned ONLY in the prepaid envelope that was supplied to you. IF your shares are held by a Broker or Bank, it is necessary that your proxy instructions be returned to them FIRST, IN WRITING, so that they can issue a vote on your behalf.

PLEASE NOTE:   ALL votes that WERE cast by you EITHER by  TELEPHONE  or INTERNET can NOT be counted. Proxy rules REQUIRE a WRITTEN INSTRUCTION so you MUST return the "WHITE" proxy FORM itself in order for your vote to be counted!


   This letter may  contain  forward-        Hudson    River    has   filed   a
looking statements within the meaning Registration Statement on Form S-4 of the Private Securities Litigation concerning the merger with the United Reform Act of 1995 that involve risk States Securities and Exchange and uncertainty. It should be noted Commission which includes the joint that a variety of factors could cause merger proxy statement/prospectus the combined company's actual results being provided to shareholders. In and experience to differ materially addition, Hudson River and Cohoes from the anticipated results or each intend to file a Solicitation/ expectations expressed in the Recommendation statement with the combined company's forward-looking United States Securities and Exchange
statements.                               Commission  in response to the Tender
                                          Offer   Statement   to  be  filed  by
   The risks and  uncertainties  that     TrustCo   Bank   Corp  NY.   WE  URGE
may    affect     the     operations,     INVESTORS  TO  READ  THESE  DOCUMENTS
performance, development, growth BECAUSE THEY CONTAIN IMPORTANT projections and results of the INFORMATION. Investors are currently combined company's business include, able to obtain the Form S-4 but are not limited to, the growth of Registration Statement and will be the economy, interest rate movements, able to obtain the Solicitation/ timely development by the combined Recommendation Statement of each company of technology enhancements company when filed, free of charge at for its products and operating the SEC's website, www.sec.gov. In systems, the impact of competitive addition, documents filed with the products, services and pricing, SEC by Cohoes are available free of customer based requirements, charge from the Secretary of Cohoes
Congressional            legislation,     at  75  Remsen  Street,  Cohoes,  New
acquisition cost savings and revenue York 12047, telephone (518) enhancements and similar matters. 233-6500. Documents filed with the Readers are cautioned not to place SEC by Hudson River are available undue reliance on forward-looking free of charge from the Secretary of
statements   which  are   subject  to     Hudson   River  at  One  Hudson  City
influence  by the named risk  factors     Centre,   Hudson,   New  York  12534,
and   unanticipated   future  events.     telephone (518) 828-4600.
Actual  results,   accordingly,   may
differ   materially  from  management        Cohoes and Hudson  River and their
expectations.                             respective  directors  and  executive
                                          officers   may   be   deemed   to  be
   Cohoes  and  Hudson  River  do not     participants  in the  solicitation of
undertake, and specifically disclaim, proxies to approve the Merger. any obligation to publicly release INFORMATION ABOUT THE PARTICIPANTS the results of any revisions which MAY BE OBTAINED THROUGH THE SEC'S may be made to any forward-looking WEBSITE FROM THE S-4 REGISTRATION statements to reflect the occurrence STATEMENT FILED WITH THE UNITED of anticipated or unanticipated STATES SECURITIES AND EXCHANGE
events  or  circumstances  after  the     COMMISSION   ON  JUNE  26,  2000,  as
date of such statements.                  amended.